

September 15, 2009

Mr. Evgeny Ler
Chief Financial Officer
BMB Munai, Inc.
324 South 400 West
Suite 255
Salt Lake City, Utah 84101

> **Re: BMB Munai, Inc.**
> **Form 8-K filed July 8, 2009, amended September 3, 2009**
> **File No. 1-33034**

Dear Mr. Ler:

We have reviewed your Item 4.02 Form 8-K, as amended, for compliance with the form requirements and have the following comment(s).

Form 8-K, Item 4.02 filed July 8, 2009, as amended September 3, 2009

1.   We are unable to understand the restatements described in your filing. We note, for example, that the cumulative change to net income described in your filing is $848,610, that is, increased income of $1,148,609 in fiscal year 2007, offset by decreased income of $299,999 in fiscal year 2008. Yet you describe an increase in shareholders' equity of only $299,999 in FY 2007 and no changes in shareholders' equity in any other fiscal year. Please explain. If you are adjusting retained earnings for FY 2006, please disclose this more clearly in your filing. Also tell us why an adjustment to equity is not required for FY 2009 and 2010.

2.   Please provide to us a more detailed description of the accounting entries that comprise your restatements.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 5 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Sandy Eisen at (202) 551-3864 or me at (202) 551-3461 if you have any questions.

Sincerely,

Chris White
Branch Chief